Filed by Lexington Corporate Properties Trust

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Newkirk Realty Trust, Inc.

Commission File No. 1-32662

Lexington Corporate Properties Trust Commission File No. 1-12386

The communication filed herewith is a transcript of a conference call held by Lexington Corporate Properties Trust and Newkirk Realty Trust, Inc. on July 24, 2006 at 10:30 A.M. EDT to discuss an investor presentation relating to the proposed merger of Lexington and Newkirk.

LEXINGTON CORPORATE PROPERTIES TRUST, #11066989

July 24, 2006, 10:30 a.m. ET

Chairs: Will Eglin, Dick Rouse, Paul Wood, Pat Carroll

Operator

Ladies and gentlemen, thank you for standing by and welcome to the Lexington Corporate Properties Trust and Newkirk Realty Trust merger conference call. At this time all participants are in a listen-only mode. Following today's presentation instructions will be given for the question and answer session. If anyone needs operator assistance at any time during the conference, please press the star followed by the zero. As a reminder, this conference is being recorded today, Monday, July 24, 2006.

I would now like to turn the conference over to Chris Ann Casselberry. Please go ahead, ma'am.

C. Casaburri

Good morning, and welcome to Lexington Corporate Properties' Trust and Newkirk Realty Trust's merger announcement conference call. At this time management would like me to inform you that certain statements made during this conference call which are not historical may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that its expectations will be attained. Factors and risks that could cause actual results to differ materially from those expressed or implied by forward-looking statements are detailed in yesterday's press release and from time to time in our filings with the SEC. Lexington and Newkirk do not undertake any duty to update any forward-looking statements.

With us today from management include: Will Eglin, CEO and President of Lexington Corporate Properties; Robert Roskind, Chairman of Lexington Corporate Properties; and Michael L. Ashner, Chairman and CEO of Newkirk Realty Trust and other members of management from the Lexington and Newkirk teams.

At this time I'd like to turn the call over to Will Eglin for his opening remarks.

W. Eglin

Thanks, Chris, and welcome everyone. Thanks for joining our call this morning. Yesterday, Lexington and Newkirk announce an agreement to merge that will create what we believe will be the dominant single tenant oriented real estate investment trust. Most importantly, we believe that the company we are creating with Newkirk will be the most attractive company for investors in the net lease sector due to the following characteristics.

Our diversification, scale and market penetration will be better than any other company in our space. We will have superb tenant credit quality. We will be a large and well capitalized platform to exploit growth opportunities across multiple core asset types and a broad credit spectrum either for our own account or with joint venture partners and either debt or equity investors. We will have the management depth and experience that will allow us to develop other single tenant related lines of business as we execute our growth plan.

We will also have the balance sheet and financial flexibility of a very strong company with net debt to enterprise value of just 45%, almost $200 million of cash and a $200 million line of credit. We are forecasting adjusted FFO per share for the company of $2.10 to $2.20 in 2007 so we are very comfortable with a conservative pay out ratio even after increasing our dividend to $1.50 per share following the transaction.

A Powerpoint presentation has been posted this morning to our website, lxp.com, and I will be leading the conference call participants through the presentation but first I would like to turn the call over to Robert Roskind, Lexington's Chairman, and Michael Ashner, Newkirk's Chairman and CEO, for their comments. Robert?

R. Roskind

Thanks, Will. I think that Will has touched upon the most important attributes of the merger but in short this transaction provides answers to our most important fundamental question here at Lexington which is how do we make Lexington into a better company.

In this case we have dramatically strengthened our balance sheet and financial flexibility. We've increased our tenant credit quality and portfolio diversification while adding assets to the portfolio in markets with better growth prospects. In addition we have enhanced our growth potential due to Newkirk's debt business and increased acquisition pipelines. Lastly, adding Michael Ashner to our management team is a tremendous benefit. Overall, the transaction accelerates our growth and business planned objectives by 5 to 7 years and dramatically transforms Lexington.

Michael?

M. Ashner

Thank you, Robert. The merger is very exciting for our shareholders and for our unit holders. We believe the combined company with its richly diversified asset base and improved financial metrics will provide our shareholders with a platform for long term sustained growth. I also believe that both management teams' complementary skillsets with respect to standard and opportunistic investing should create enhanced returns for the combined company over both the short term and the long term.

We concur in the view that the creation of Lexington Realty Trust will establish the leading company within the single tenant asset sector. Now I'd like to turn the call back to Will Eglin to further discuss details of the merger. Will?

W. Eglin

Thanks, Michael. Actually my remarks about the transaction begin with slide #5 on the Powerpoint presentation. If you look at slide 5, the first point would be that the slide contains a fairly straightforward overview of what the transaction accomplished.

We are creating what we believe will be the largest pure play single tenant REIT in a sector which is highly fragmented and where size and scale create very good operating efficiencies. Our total enterprise value following the merger would be about $4.6 billion. Post merger, Lexington will also have about $200 million of cash and modest balance sheet leverage.

Moving to slide #6, this slide gives additional overview information on the transaction specifically relating to our portfolio which will consist of more than 350 properties with approximately 57 million square feet under management in 44 states. So this portfolio will provide superb diversification for shareholders and we believe that that is a very important attribute in a single tenant portfolio. We're also looking forward to the opportunity to develop new lines of business such as the recently formed Lexington Strategic Asset Corps and also to continue to grow Newkirk's existing debt platform.

Moving to slide #7 which contains additional information about the transaction and its benefits. We believe that operating scale is a key factor in our business. We also believe that this transaction substantially improves our tenant credit quality and we note that post merger, the combined company will be receiving about 56% of rents from investment grade tenants.

Overall we will be enhancing our portfolio diversification while increasing our exposure to markets with better growth prospects. As many of you know from hearing us before, we believe that in a single tenant portfolio, diversification and size are very important because they mitigate the impact of vacancies when they occur.

We will have a large portfolio of core property types and that will be the foundation on which we will continue to look at opportunities to develop new lines of business which could be in the debt area as both a mezzanine lender or as a financer to built-to-suit developers and we will also be looking at developing new joint ventures in other single tenant asset classes. And one of the things we are most excited about in connection with this merger is that we will have a very deep and talented management team to implement new strategies for growth.

Turning now to slide 8, this provides additional transaction details specifically related to the financial impact. We have very clear positives to our balance sheet in the form of lower leverage and increased cash balances. Our funds from operations per share, we're forecasting a range in 2007 of $1.75 to $1.85 and adjusted funds from operations in 2007 of $2.10 to $2.20. The difference between AFFO and FFO is primarily related to non-cash accounting adjustments with respect to above market rents which in connection with purchase accounting we would be required to recognize revenue differently. So that is the reason why there's a spread between FFO and AFFO but there's ample dividend coverage with respect to our anticipated level of $1.50 and I think both on an FFO and on an AFFO level we will have a quite conservative payout ratio.

The next slide #9, details our management structure of the combined company going from top to bottom. Michael Ashner will be the Executive Chairman of Lexington Realty Trust; Robert Roskind, Lexington's current Chairman will continue as Vice Chairman of the combined company; Dick Rouse will continue as Vice Chairman and Chief Investment Officer; I will continue in my role as Chief Executive Officer and President; Pat Carroll will continue in his role as Chief Financial Officer; John Vander Zwaag will continue in his role as Executive Vice President of Portfolio Management; and we will be adding Laura Johnson from Newkirk who will be Executive Vice President of our Strategic Transactions group.

Overall there's no change to the core Lexington team but we are getting 2 very strong additions with Michael and Laura. Overall the Board of Trustees will consist of 11, 8 from Lexington and 3 from Newkirk and the majority of course will be independent.

We are expecting to increase our dividend to $1.50 per share following the closing and changing the name of the company to Lexington Realty Trust which reflects the broadening of our investment and strategic objective.

Turning to the next slide, the next part of this presentation walks through some of the strategic rationale for the transaction which we start to go through in detail on slide #11. I think in our opening comments we touched on the strategic rationale behind the transaction but this slide sums it up quite well.

We believe that having increased size and scale will over time allow us to deliver more cash flow to our shareholders and that's the name of the game. We view this as an opportunity to take advantage of opportunities to invest in more than 1 asset class. The combined management teams together see a large part of the market. In working together we think we'll see just about the entire market of acquisition and debt investment opportunities in the single tenant area.

Being a larger company could mean that over time we have a lower cost of capital and we think there's a benefit to being able to spread our G&A costs across a broader asset base so that as we grow the company, more and more or our cash flow will be able to be distributed to the shareholders of the company versus paying operating expenses.

I think the other points on this page are self-evident. Obviously tenant credit quality is very strong. The benefit of portfolio diversification is clear. Our balance sheet strength will be just about unmatched in our sector and we will have a very deep and talented management team.

The next slide is #12 which shows the net lease sector right now. We will be just about the biggest company in this space or close to it. Size is an important factor in our business but it's not the most important thing. But we do believe that size and scale can lead to success in a fragmented sector where companies are having intense competition on the acquisition front. We also believe that size can have a very positive impact on valuation in a single tenant portfolio because size mitigates any credit and lease rollover risks.

Now we can move on to slide #13 which offers some of the additional strategic rationale for the transaction, in this case showing our current and forecasted credit quality. Going forward, the majority of our revenue will come from investment grade tenants and having a broader tenant roster will enable us to cultivate relationships and generate additional investment opportunities.

The next slide is #14 which again offers some of the strategic rationale for the combination. This is showing our geographic diversification and again to us that's a very important factor to protect against market specific downturns. And we also think that being able to provide sale leaseback financing nationwide is very important to our corporate tenants and also our build-to-suit partners where we work on build-to-suit transactions.

The next slide is #15 which shows the impact of the transaction on the portfolio. Going forward we will have roughly the same percentage of revenue from office properties, less from industrial and a little bit more from retail so we will be a company that's starting to have more significant exposure to retail and I expect that will open up more avenues of growth for us. In terms of markets, Lexington will be increasing its exposure to California and New Jersey and lowering its exposure to Texas which is presently its biggest area.

The next slide is #16 which offers some detail on the balance sheet and financial metrics. This transaction transforms the balance sheet of Lexington. We end up with significant cash balances which are available for investment. We are substantially lowering our level of debt which will give us balance sheet capacity to continue to grow. I think our payout ratio both in terms of FFO and AFFO will be conservative even after increasing our dividend to $1.50 per share. We will have ample credit line capacity to continue to fund growth opportunities.

The next slide is #17 and I think this is really a key slide because our strong belief is that by combining we will have both better growth potential so we'll be able to drive earnings and deliver more cash flow to shareholders. So our growth opportunities both should be viewed in context of what we currently bring to the table as individual companies but also looking at future lines of business that we can develop together. I think it will be a great benefit that we'll have the flexibility to invest as either debt or equity across multiple core property types and that can be either for our own account or in several existing joint ventures.

We believe that the merger will create new avenues of growth as evidenced by the Newkirk debt platform and other opportunities that we've built over time at Lexington including Lexington Strategic and our other joint venture programs. So I think there's a great opportunity to continue to expand our core and add new lines of business as we continue to grow Lexington Realty Trust.

The next slide is #18. We're starting to wrap things up and in summary this transaction enhances every aspect of our business and this is a company that will have it all - the management, talent and depth in all aspects of our business, size and scale and balance sheet strength necessary to be dominant in its sector.

The next slide which is #19 and then #20 detail the closing timeline. We will be expecting to deliver a proxy statement to shareholders of the companies in September and look forward to closing the transaction some time in the fourth quarter.

That brings to a close our formal remarks. We'd be delighted to answer any questions that you might have.

Operator

Thank you. sir. Ladies and gentlemen, at this time we will begin the question and answer session. If you have a question, please press the star followed by the one on your pushbutton phone. If you'd like to decline from the polling process, please press star followed by the two. You will hear a three toned prompt acknowledging your selection. Your questions will be polled in the order they are received. If you are using speaker equipment you may need to lift the handset before pressing the numbers. One moment for our first question.

Our first question comes from Tony Paolone with JP Morgan. Please go ahead with your question.

T. Paolone

I don't know the Newkirk portfolio very well. Can you spend just a couple minutes and talk about the lease expirations, the potential roll downs and exactly where the risk of I guess cash flow declines over the next few years comes from?

W. Eglin

Sure. Overall the transaction will shorten the weighted average lease term of our portfolio from about 7.5 years to 6 years. You're correct that the Newkirk portfolio does have a shorter lease expiration profile. One of the things that we've been impressed with since the IPO is that they've taken a real proactive approach toward extending some of those leases in advance and I think what you'll see going forward is a lot of those short leases will end up getting extended during the next several years before expiration. The track record of maintaining high occupancy has been very good. But of course the terms of those renewals have been taken into account in all of our cash flow modeling for the company.

T. Paolone	So if I understand it, it sounds like roll down risk is more in terms of above market rents, coming down to market and you'd think less of occupancy dipping? Is that how to think about it?

M. Ashner	I think that's a good characterization.

R. Roskind

This is Robert Roskind. One other point is if you study the Newkirk portfolio you'll see it's not just coming down to market, over market rents but in many instances, in fact in most instances it's rents which will be substantial under market during the renewal period, giving added strength to the lease renewals, the certainty of lease renewals.

M. Ashner	In that regard it should be noted that (this is Michael Ashner) that Newkirk has enjoyed a renewal rate in excess of 80%.

T. Paolone

So then if I look out say 3 years or so because it sounds like that's the big period of time for the amortization of the above market rents, any sense as to where LXP ends up versus sort of the trajectory you're on now in terms of your earnings?

W. Eglin	We believe that our earnings per share will be higher than they otherwise would have been if you look 4 to 5 years out.

T. Paolone	What's G&A expected to be in 2007?

W. Eglin

We're looking at putting both companies together. If you recall, Newkirk is presently advised with a management fee of about $4.8 million so we're forecasting a G&A budget for 2007 which is basically us for 2006 plus that so about $26.5 million in '07.

T. Paolone	Okay. Is there a break up fee?

W. Eglin	There is a break up fee both ways of $25 million and that will be detailed in the merger agreement that will be filed later today.

T. Paolone	Okay, thanks.

Operator	Our next question comes from Art Havener with AG Edwards. Please go ahead with your question.

A. Havener	Okay, thank you. I as well am not too familiar with the Newkirk portfolio. Can you quantify the above market amortization you expect to take?

W. Eglin	Sure. Based upon our estimates today the above market lease in 2007 offset by a potential below market lease which is the net effect of about $38.6 million.

A. Havener	Do you have a proforma diluted shares outstanding for '07?

W. Eglin	Sure. Based upon the exchange ratio of 0.8 it's about $115 million. Art, that includes the preferred, Series C preferred, convertible preferred that we have.

A. Havener	Okay, thank you. Is this considered a change of control and will there be severance charges in the fourth quarter?

W. Eglin	It is considered a change of control and Lexington management is waiving any rights that it has to receive any payments under its contract.

A. Havener	What about the other side?

R. Roskind [?]

It does constitute a termination of the advisory agreement. The advisor will be paid $12.5 million on termination. In addition, however, with respect to the lock up of my shares which have remaining life of approximately 4 years, that lock up will stay in effect.

A. Havener	Will, can you give us a little bit of color on the special dividend? I think it's 17 cents.

W. Eglin	Yeah, but that was just part of the negotiation, Art, in connection with determining the exchange ratio. That was just something we negotiated out with Newkirk in connection with the merger.

A. Havener	One more question. On the Newkirk side, can you give us an idea of how you arrived at the exchange rate because I believe it was below the stock price where it closed Friday?

W. Eglin	Through extensive negotiation.

A. Havener	Okay. Thank you.

Operator	Our next question comes from James Feldman with UBS. Please go ahead with your question.

J. Feldman	Thank you, just a quick follow up. Anyone that's locked up under the Newkirk IPO, I assume that those shares are no longer locked up. Is that the right way to think about it?

M. Ashner

No, that's not the right way to think of it. This is Michael Ashner. My shares are locked up for about three and a half years. They will remain locked up. By the time the merger were to occur, the Vornado and Apollo lock ups would have gone away in any event. So those lock ups will go away. In addition, Winthrop has a lock up of two years of which one year would be remaining and that lock up goes away so the lock up, the only lock up that remains is my lock up on my shares.

J. Feldman	Okay, thank you very much.

Operator	Our next question comes from Ken Avalos with Raymond James. Please go ahead with your question.

K. Avalos	Hey, Will, good morning. Could you spend a few minutes just talking about the pipeline, your targets for '07 and where you might deploy some of those proceeds either for the core or the JV programs?

W. Eglin

Overall I think we're looking at 2007 investment volume of about $500 million. Hard to say exactly what the breakdown would be between potential debt investments and equity of joint venture investments. But with the pipeline that we've got I think that looks like a comfortable number.

K. Avalos	So how's the pipeline changed versus yesterday? Can you help us quantify that?

W. Eglin

I think what we're starting to see, for example in the assets that we're looking at in Lexington Strategic is a little bit less cap rate pressure than we've seen earlier in the year. The cap rate pressure on investment grade lease buildings in the larger markets remains very tight but we're seeing some softening there which I think bodes well for growth in the Lexington Strategic area.

One of the things we like about this deal is by putting the 2 organizations together we will be sure that we're seeing the entire market and that's sure to create new avenues of growth that we wouldn't otherwise have.

K. Avalos	Thanks.

Operator	Our next question comes from Andika Goel with Citigroup. Please go ahead with your question.

A. Goel	Hi. How will the $12.5 million termination payout be split between the different Newkirk advisors?

M. Ashner

$5.5 million will go Winthrop Realty Trust for a percent of management fee, the balance goes to the Newkirk Advisor. Of that amount 20% is shared, of the total amount approximately 20% is shared with Vornado Realty Trust.

A. Goel	So you're saying 20% of the $12 million?

M. Ashner	Yes, roughly that.

J. Lidham

It's John Lidham [sp] here as well. I missed some of the call. My recollection is Newkirk has this big rent roll down which is going to happen when all the cap ex is amortized. When does that start hitting?

M. Ashner	It has been occurring for some time now.

J. Lidham	They think it's going to be a step function, right, when the rent drops down?

L. Johnson

This is Laura Johnson from Newkirk talking. Our primary term rent for many of the leases that haven't yet rolled in many cases are significantly above the contractual renewal option rents and in many cases significantly above market. We have a weighted average lease term of approximately 4.2 years remaining but we do have a very strong renewal history as Michael indicated.

J. Lidham	Yeah, but you're still going to lose the cap ex that's being amortization right? It's going to be ... you're going to have that roll down.

L. Johnson	There will be step down in rent to either the contractual rent or market rates.

J. Lidham	And the difference between your FFO forecast for '07 to $1.75, your AFFO forecast of $2.10 at the low end, does that capture the extent of the charge related to the roll down?

M. Ashner	Yeah, most of that difference relates to the amortization of above and/or below market leases.

J. Lidham	And did that number change because you're using purchase accounting until the lease start date got reset?

M. Ashner	That's correct.

J. Lidham	And so that's the 40 cents or so?

M. Ashner	That's correct.

J. Lidham	Now if we rolled forward and nothing else changed, where would the FFO be in '09 or '10.

W. Eglin	We've run a lot of business plan models and we think based on executing our game plan for the combined company we'll be ahead of where we otherwise would have been.

J. Lidham	No, but just the status quo, I mean nothing changes, you just pick up your rent or the rent rolls down. It'll be something less than $1.75, is that right?

W. Eglin	Yeah, but I think the ... we're really not looking at it as a situation where nothing's going to change. A lot's going to change. And we're going to do a lot of great things with this company.

J. Lidham

I guess one of the plans for Newkirk when you took it public was you were going to grow your way out of these roll downs and this certainly achieves a big slug of that. Is that the expectation that you'll continue to acquire stuff which will minimize the impact of these roll downs as time goes on?

W. Eglin	We're definitely going to continue to try to grow our business and we're hopeful that there will be numerous favorable acquisition opportunities for us. That's correct.

J. Lidham	Okay, thank you.

Operator	Our next question comes from Steve Tabb with Tocqueville Asset Management. Please go ahead with your question.

S. Tabb

Hi. Lexington has had a policy of buying most properties and having nonrecourse mortgage notes against them for the financing. What will the policy be in the future? I notice that Newkirk doesn't have too much in the way of mortgage notes.

R. Roskind	Steve, this is Robert. Newkirk in terms of its acquisitions since going public has followed the same policy as Lexington in terms of putting secured debt, non-recourse debt on their new acquisitions.

M. Ashner	This is Michael Ashner. Our financing on single tenant assets has been consistent with Lexington's history.

S. Tabb	Well you have a big note hanging above it. Didn't you used to ... that's a general note of the company, isn't it?

M. Ashner	Yes, it is, but on our ... since we've gone public with the IPO, on all of our new acquisitions our financings have been individually financed.

S. Tabb	I see, so you expect the new company to use primarily more, bigger notes that are unsecured or non-recourse. Is that correct?

M. Ashner	Primarily.

S. Tabb

Primarily? And what happens to ... what are the terms of your large mortgage note that you ... I mean general note payable? Is that going to be amortized or is that going to remain on the books as a flat amount or increased or what?

L. Johnson

This is Laura Johnson speaking again, Steve. The key bank, Bank of America facility currently bears interest at 175 basis points over LIBOR. We do have hedge agreements in place with regard to that. The required amortization is $7.5 million a year. The note expires in '08 and has 2, 1-year extension options available to us.

S. Tabb	Um-hmm. Now changing a little, I think, Will, you said that Newkirk was going to add cash available for investment and I don't see where it's coming from.

W. Eglin	Newkirk presently has substantial cash on its balance sheet.

S. Tabb	Well I have the March. Has it changed quite a bit since March?

L. Johnson

At March 31 we had $131 million plus $14 million in restricted cash. When you aggregate that with the cash on Lexington's balance sheet which was approximately $61 million at March 31, that brings you to the roughly $200 million balance.

S. Tabb	I see.

L. Johnson

We have also since March 31 recently announced the disposition of our Albertson's portfolio, 50 stores, that was $160 million transaction. That has augmented the cash on our March 31 balance sheet and that's been offset by additional acquisitions that we've made in the second quarter that have been announced.

S. Tabb

Another different area. You say that 56% of the portfolio will be investment grade. Can you give us any type of breakdown of what the other 44% will be? Will they be public companies at lower grades, will they be private companies, etc.?

W. Eglin

The balance is primarily public companies. Steve, if you're familiar with the Lexington portfolio, you'll know that 97% or 98% of our tenants are public. I think you'll see roughly the same. We would end up having unrated credit tenants representing about 27% of revenue and sub-investment grade at about 17.2%.

S. Tabb	What was the 27% again?

W. Eglin	Non-rated.

S. Tabb	Unrated?

W. Eglin	Many of those are very good companies that just don't have debt and then don't have ratings.

S. Tabb	I see. Well thank you very much.

W. Eglin	Thank you.

Operator	Our next question comes from Ross Nussbaum with Banc of America Securities. Please go ahead with your question.

R. Nussbaum

Hi. A couple questions. First, for Michael. Just curious. What was the series of events that led you to consider selling the company less than a year after going public? Was it anything related to ability to get acquisitions done, didn't like being public on your own? I mean what sort of contributed to the decision?

M. Ashner

We haven't sold the company. We are merging this company with and into Lexington so we don't see it, nor do our shareholders see it, our Board members see it as a sale. We do see it as a merger. The question is why would I want to recommend to our Board a merger of our company with another company, it's for the reasons that have been articulated today. I believe this industry requires a more commanding platform. This company will be the dominant platform and it'll be able to take advantage of many of the synergies that we as an independent company couldn't.

R. Nussbaum	Was this transaction contemplated before you had gone public?

M. Ashner	No.

R. Nussbaum

Okay and then a question for Wilson. Your AFFO guidance in 2007, if we exclude Newkirk, what would the guidance have been? I'm trying to get a sense of what your estimate of the accretion from the transaction is.

W. Eglin	We would have been $1.95 to $2.05 probably. In that range.

R. Nussbaum	Okay. Thank you.

Operator	Our next question comes from Phillip Martin with Cantor Fitzgerald. Please go ahead with your question.

P. Martin

Good morning, everybody. A question quickly on the ... back to the cap ex. Can you quantify the ... what cap ex do you estimate being required on the Newkirk portfolio going forward and can you quantify historically the cap ex that has already occurred and that's rolling through and amortizing over? Can you just quantify that so we understand it a bit better?

W. Eglin	These are all primarily bond type net leases that really require no capital expenditures by ...

P. Martin	... I know by the company but just at the property level. Just to get a sense of what condition this portfolio is in.

M. Ashner

I think the terms of our leases, the tenant is (this is Michael Ashner) the tenant's required to return the property to us in a good condition, reasonable wear and tear. So we get these properties back in an almost entirely leasable situation so it's not clear to me exactly what your question is about.

P. Martin

Okay. I just wanted to get a sense of ... I understand the triple net lease and all of that. I just ... at the property level ... I'm pretty familiar what condition the properties are in at Lexington. I just don't know the Newkirk portfolio as well.

M. Ashner	The properties are generally in excellent condition if that's your question.

P. Martin

Okay. How about in terms of Newkirk's tenant base, is there any way to quantify what the average investment is at the property level by the tenant? I know that's something you, Will, have talked a little bit about in the past with your portfolio. Any guidance there on the Newkirk portfolio?

L. Johnson

As we've disclosed (this is Laura Johnson speaking again), as we've disclosed historically in our 10-K, I can quantify it for you in terms of the portion of our revenues that are derived from tenants. Our major tenants in terms of revenue distribution are Raytheon, Legg Mason in our building in Baltimore, Federal Express is a large tenant, Nevada Tower, Entergy, Honeywell, Hibernia Bank.

P. Martin	Okay. Potential Newkirk assets that could go into Lexington Strategic, are there any identified properties there?

W. Eglin	None contemplated.

P. Martin	Okay so nothing contemplated there. Okay, thank you.

Operator	Our next question comes from Stephanie Krewson with BB&G. Please go ahead with your question.

S. Krewson	Hi. Three quick questions. One is what's the anticipated timing of the special dividend?

M. Ashner	Contemporaneous with the closing.

S. Krewson

Okay and I also am not familiar with Newkirk's portfolio so the next 2 questions revolve around that. I read things pretty quickly so I hope this isn't in the IPO prospectus or something but I'm not quite clear what Newkirk's limited partnerships were, the ones that have $82 million of mortgage debt associated with them. Could you clarify that and what Newkirk's ownership is? What I'm trying to do is look at real estate NAV on a proforma basis.

L. Johnson	Are you speaking just about the partnerships that have assets that are encumbered by mortgage debt?

S. Krewson

It's what in your first quarter 10-Q. It just says limited partnerships and I find no description of them other than the limited partnerships in your IPO prospectus and in the 10-K and I know that you have 50% ownership in your joint venture, for example, but it's not clear what your ownership is in these limited partnerships.

L. Johnson

Our ownership varies among the partnerships. Many of them that aren't wholly owned are now consolidated but there are a handful that aren't consolidated. Among the assets, among the tenants are Arkansas Power and Light, Thedopsis [?] Hotel in Dallas, the two buildings leased to Hibernia Bank in New Orleans, buildings leased to Ragu and Unilever in Clinton, Connecticut and Owensboro, Kentucky. And then we own, these are both consolidated but our Raytheon buildings in Long Beach, California and El Segundo, California are not wholly owned assets either but they are consolidated.

S. Krewson

So your weighted average ownership, it's just not knowable. Okay. So from a real estate NAV perspective, there's only one estimate out on the Street and I believe it's $18 a share and I am not able to get to that number at all. Could you please give some comment on what you think Newkirk's real estate NAV is?

M. Ashner	We don't comment on that. That's an analyst's determination of what he believes the net asset value is and we don't comment on that.

S. Krewson	Okay, thank you.

Operator	Our next question comes from Geoffrey Dancey with Cutler Capital Management. Please go ahead with your question.

G. Dancey	Hi, I have 2 questions. First, I was wondering how this is going to affect the conversion ratio on Series C converts.

W. Eglin	As a result of the 17 cents, the conversion ratio will go down slightly.

G. Dancey	Have you calculated that yet?

W. Eglin	We have not calculated that exactly.

G. Dancey	Okay. And my second question is I guess for a while now you've been saying the Alex Pecom [sp] stock is under-valued and I was wondering what your thoughts are on using other currency for an acquisition right now for a merger.

W. Eglin

I think if you look at where both companies are trading, they're trading sort of proportionally at slightly less than net asset value so I think if you go through and look at the transaction, ultimately NAV is probably unchanged on a per share basis. The real question in our minds is can we combine and create more shareholder value and get this company combined to trade at a premium as we have in the past and I think that that's the gameplan.

G. Dancey	Okay. Sorry, but just going back to the first question on the conversion ratio. Did you say it would go down slightly?

W. Eglin	As a result of an increase in dividends to the common holders. That means that the preferred shareholders would get more common shares in the event of conversion.

G. Dancey	Alright, so the ratio goes up, the conversion price goes down?

W. Eglin/M. Ashner	That's right. Correct.

W. Eglin	It's very small, but it is.

G. Dancey	Okay, so that will go over that 1% threshold that you needed to actually change the ratio?

W. Eglin	Yeah, because of the dividend it exceeds the dividend thresholds set in the terms of the preferred. But it's pretty minimum.

G. Dancey	Okay. Thank you.

Operator	Our next question comes from Michael McGowan with Kensington Investment Group. Please go ahead with your question.

M. McGowan	Thanks. Good morning. What will management's insider ownership be on a proforma basis?

M. Ashner	We'll have to calculate that. I can't speak for Lexington. I can speak for ...

W. Eglin	... we're at about 7% today.

M. Ashner	Well Apollo's not management. Vornado will be how much, Laura? Vornado will be 7.4% and myself and my affiliates including Winthrop will be at what? 4.6%.

M. McGowan	Okay. Thanks very much.

Operator	Our next question comes from Benjamin Prince, a private investor.

B. Prince	Yes. My question is about how is this, the people who own Newkirk Master Limited Partnership were supposed to be able to convert into Newkirk Realty Trust. How will that be done? Thank you.

M. Ashner

They'll be able to convert into Lexington Realty Trust at effectively the same exchange ratio that Newkirk Realty shareholders will be converting into Lexington Realty Trust. In a sense it will be unaffected.

Operator	Our next question is a follow up question from Andika Goel with Citigroup. Please go ahead with your question.

M. Bielerman

It's actually Michael Bielerman [sp]. I just wanted to get back to this rent roll down. I guess you have annualized rents of about $240 million and at the time of the IPO your contractual rents were about $140 million. Is that the effect of you have $100 million in rent roll down effectively embedded in the portfolio?

L. Johnson

It depends on whether the rents roll down ultimately to the contractual renewal rent or to market rents or some blend thereof. But the change in the lease part, there's been no substantial change in the lease profile since the IPO other than several extensions of leases that have been previously disclosed.

M. Bielerman	Where do you think the mark to market is today relative to your annualized revenues?

M. Ashner	I'm sorry.

M. Bielerman	Where do you think the mark to market is on your annualized revenue base today?

L. Johnson

Based on the market rent schedules that we've disclosed previously, the weighted average market rent for the portfolio is just under $9 and for 2006, and I'm speaking in terms of our share of the rent. And in terms of our current rent for 2006, our weighted average annual rent is approximately, it's a little bit less than $14 a square foot.

M. Bielerman	And how much square footage do you have today?

L. Johnson	On a consolidated basis exclusive of the Albertson's portfolio about 16.8 million.

M. Bielerman	So you're thinking about $100 million of rent roll down?

L. Johnson	It hasn't changed substantially since the IPO.

M. Bielerman	And then how does that compare to the $150 million liability account or the asset account for the above market leases?

M. Ashner

That's an accounting mechanism in accordance with FAS-141 in purchased accounting. It takes into consideration the current market rents and an estimate of renewal rents going forward in both above and below market. They pretty much offset each other. The issue though is from an accounting standpoint the above markets need to be amortized against revenue directly over the contractual lease term which is a much shorter period than the below markets which get over the contractual lease term in any bargain renews. So they kind of offset each other but it's just the timing of the amortization.

M. Bielerman	So is the below market leases, is that mostly relating to the Lexington portfolio, the $150?

W. Eglin	No, everything in this analysis is just on the Newkirk. Lexington doesn't get affected.

M. Bielerman	And so effectively the ... your $100 million rent roll down is a blend of your roll up and a roll down? Is that the way to look at it because shouldn't $150 be the $100?

M. Ashner

No, from an accounting standpoint $150 gets netted, well that doesn't get netted against each other. You have an asset and a liability but it's just at the same amortization period. You'd really have no impact on [inaudible] or have no impact on cash.

M. Bielerman

Right. What I'm trying to understand is if you have $100 million rent roll down that you just talked about, why do you have $150 million above market leases? Why is there a difference of $50 million bucks?

W. Eglin

The $100 million ... well the $150 million of above market leases is what we estimated when we were ... when Lexington was looking at this transaction, that's what we estimated as the above market leases on the Newkirk portfolio.

M. Bielerman	You're estimating something above what Newkirk management is saying is $100 million?

W. Eglin	That's correct.

M. Bielerman	So you've put an extra $50 million and you effectively will take that upfront to earnings so you should be able to see growth going forward?

R. Roskind [?]	We made an estimation of what we felt was above market leases in accordance with 141.

M. Bielerman	What's the big difference between $150 and $100 million? Is it certain assets, is it certain tenants? What's the difference in management's deal?

W. Eglin	It's a large portfolio and it's across the board. One comment. All of this step down renewal stuff has been taken into account in our FFO guidance to the $1.75 to $1.85.

M. Bielerman	Okay. Thank you.

Operator	Our next question is a follow up question from James Feldman with UBS. Please go ahead with your question.

J. Feldman	I just wanted to clarify that the management or the advisory fee, termination fee, did you say Vornado gets 20% of $7 or 20% of $12.5.

M. Ashner	Approximately 20% or close to $12.5.

J. Feldman	Okay, thank you.

Operator	Our next question is a follow up question from Tony Paolone with JP Morgan. Please go ahead with your question.

T. Paolone

Okay, thanks. Not to belabor this, for me to try to look at this in another way. So you start with $240 million of roughly in-place rents right now, net rents. What share of that is Newkirk's after you take out the minority pieces?

L. Johnson	I don't have the calculation in front of me.

T. Paolone	Okay but then just to understand, like over the next 3 years, you can lose $150 million of that? Am I thinking about that right?

M. Ashner	We believe that the rent roll down would be $100 million, not $150 million but that's in fact true.

T. Paolone	Okay and then you mentioned that the contractual renewals are in some cases lower than market. How does that work?

M. Ashner	That's how it works.

W. Eglin	They were just established ... in many cases these are 25 year leases, Tony, so the renewal terms were just established a long time ago.

T. Paolone	Okay so when calculating this mark to market do you assume that most of the tenants are just going to renew at the renewal option, or whatever the lower of the two may be?

M. Ashner	The answer is if their renewal options are below what market is you have to assume that they exercise at the lower amount.

T. Paolone	And then how much of the portfolio's exposed to underground leases and what are those payments?

L. Johnson

Right now the payments on the ground leases are not significant. There is a significant portion of the Newkirk portfolio, although we've been acquiring ground over time, there is a significant portion of the Newkirk portfolio that is subject to either ground leases or land estate. But it's approximately 65% of the portfolio based on revenue.

T. Paolone	But you said the ground lease payments are diminimus?

L. Johnson	They are diminimus because the tenant is required under the improvement leases to pay the ground lease payments.

T. Paolone	I see. Thank you.

Operator	Our next question is a follow up question from Phillip Martin with Cantor Fitzgerald. Please go ahead with your question.

P. Martin

Yes, just one question on the debt platform that Newkirk brings. Is there any ... when you look at ... when you, Will, look at Lexington's portfolio, are there opportunities there from the debt side to do something with your portfolio in the next 6 to 12 months?

W. Eglin

I think the bigger opportunity is just as we look at all kinds of acquisition opportunities to the extent we are not winning when properties are brought to us. That's just a new opportunity to contact whoever the new buyer is and offer to provide part of the capital stack and the mez piece can be attractive because with where pricing is, that can be a very attractive and safer piece of the deal to invest in. So that's sort of our focus as opposed to looking at the current portfolio.

P. Martin	If you were to quantify over the last year or two, what percentage of the deals that you wanted but lost were because you didn't have the debt side?

W. Eglin

We didn't need the debt side to win any acquisitions from an investment standpoint. It was just more a function of deals being a bit away from where we wanted to invest. Our transaction flow's been more than like $10 billion a year so embedded in that there were probably numerous opportunities in the last year or two to offer to participate in transactions as a debt provider that we were not capitalizing on.

P. Martin	Okay. Thank you.

Operator	Our next question is a follow up question from Art Havener with AG Edwards. Please go ahead with your question.

A. Havener	Thank you. From the Lexington perspective, can you give us an idea of what kind of cap rate, cash cap rate you think you're getting the Newkirk merged into?

W. Eglin

We haven't focused exclusively on cap rate, Art, because of the way the revenue's structured. Obviously it's very high with the rents that are in place. So we've been more focused on looking at what the combined companies can do together from a platform standpoint, what's the balance sheet look like, what does the cash flow look like, what kind of cash flow can we distribute and where can we grow together. Cap rate because of the lease structure wasn't a big consideration that we looked at.

A. Havener	Okay but even so on a cash basis though you don't have a cap rate we can back into just so we have the numbers accurate?

W. Eglin	I wouldn't look at it that way.

A. Havener	Okay from the Newkirk side, did you ... can you talk about ... did you shop your portfolio around?

M. Ashner

No. Once again, I want to reiterate, we didn't ... we're not selling this company, we're merging the companies. It was a ... this transaction was the result of thoughtful conversations between the principals, management of Lexington and ourselves. It was just a unique view that we had that we shared and we moved forward on that view.

A. Havener

Okay I'm still trying to get an idea of why you merged at below the stock price. But was this ... has this been in the works for a while and is that why you sold the Albertson assets prior to announcing this?

M. Ashner	The transaction has been in the works for a while, as has the Albertson's transaction but the two aren't linked together.

A. Havener	Okay, you would have gone forward regardless?

M. Ashner	We would have gone forward with the Albertson's regardless, yes.

A. Havener	And from Will just so I understand from the Lexington Strategic standpoint, I think you mentioned that there are no assets that you've identified from the Newkirk portfolio?

W. Eglin	Correct.

A. Havener	Okay and you're still planning to go forward with the IPO?

W. Eglin	Yes, we are filed and are still proceeding down that path.

A. Havener	Okay, do you feel like you're staffed adequately trying to integrate this merger and the IPO?

W. Eglin

I think that we were staffed fine for the IPO. We will be adding some Newkirk employees and we'll obviously have work to do integrating Newkirk with Lexington but Lexington Strategic we already had a gameplan for and so we're in good shape on that.

A. Havener	Okay, thank you.

Operator	Our next question is from Adrian MacKay with Freestyle Fund. Please go ahead with your question.

A. MacKay	Thank you. Could you explain the existing relationship between Winthrop and Newkirk and what that relationship will be after the transaction is closed?

M. Ashner

The existing relationship between the two companies is composed of a number of elements. First, Winthrop owns 3.675 million shares of Newkirk at this point in time. Is that right? That's the number? Yeah, 3.675 million shares.

A. MacKay	And all those shares will vest?

M. Ashner

All those shares will vest, that's right. Secondly, currently Winthrop is entitled to an incentive management fee with respect to Newkirk's operations on a going forward basis based on, calculated off of growth in FFO. Third, I am the Chairman of Winthrop as well as the Chairman of Newkirk. As between the two companies there is an exclusivity arrangement which bars, effectively bars Winthrop from engaging in any single tenant asset transaction. Post merger, Winthrop will continue to own its shares. I of course will continue to own my shares subject to my lock up. The exclusivity arrangement between Winthrop and Newkirk will be assigned over to

Lexington Realty Trust and the incentive management fee together with all other elements of the external advisory will be terminated.

A. MacKay	And Winthrop gets the $5.5 million?

M. Ashner	That's subject to a 20%, 20% which is owed to Vornado.

A. MacKay	Okay, gotcha.

M. Ashner	No, I'm sorry, I'm corrected. Winthrop owns 4.375 million shares of Newkirk.

A. MacKay	And then the joint venture relationship between Winthrop and Newkirk will essentially continue?

M. Ashner	That's right. It'll be actually ... but Newkirk will be replaced obviously with Lexington.

A. MacKay	Right. Okay, thank you. That's helpful.

Operator	Our next question is a follow up from Stephanie Krewson with BB&T. Please go ahead with your question.

S. Krewson

Hey, Will, Will Eglin, with all due respect, I understand that you've told us not to look at this transaction on a cap rate perspective but that really does get back to what I was asking earlier about the real estate NAV for Newkirk because I'm coming up with a number that's quite low. Could you tell us how we should look at it because I really want to understand how you've underwritten this.

W. Eglin

A better way to look at it is to go through all the work and do a discounted cash flow analysis which takes into account the rents that exist, etc. It's just more detailed than applying a direct capitalization approach to it.

S. Krewson	Okay maybe this way then. What do you think you're paying on a price per square foot going in versus on a stabilized basis once you get through the roll downs?

W. Eglin

On a per foot basis I haven't looked at it asset by asset. But obviously the transaction has a certain value and the portfolio has a certain amount of square footage in it. But the real trick is to get into the detail and do a long term cash flow forecast and we'll make sure that we have disclosure for the companies that allows everyone to do that.

S. Krewson	Okay so I shouldn't feel so awful that reading through their publicly available information I was not able to get to a firm number?

W. Eglin	No.

S. Krewson	Can I circle back with Pat or someone offline?

W. Eglin	Absolutely.

S. Krewson	Thank you.

Operator	Our next question comes from Glen Trew with Stone Tower Capital. Please go ahead with your question.

G. Trew	Thanks. Hi, guys. I may have missed this earlier but with regard to on the Newkirk side the existing bank facility, is there any plans to refi or sort of take that out?

M. Ashner	We may well be. We, at Newkirk or Lexington just may be refinancing it but we have no current plans to do so.

G. Trew	Okay, thanks.

Operator	Our next question comes from John Guinee with Stifel Nicolaus. Please go ahead with your question.

J. Guinee

Yeah, hi, this is actually Michael Hudgins calling in on his behalf. I just had one question. With the Newkirk assets that you're taking over, do you plan on holding these all for the next like say 3 to 4 years or is there a plan to kind of reduce those holdings at any given point?

W. Eglin

We would apply the same discipline that we do to our own portfolio. There's a right time to sell any property and I would think that ... Newkirk's been working through its portfolio and selling some properties and I think it'll be business as usual from that standpoint.

M. Hudgins	Alright, thank you.

Operator	Management, at this time there are no further questions.

W. Eglin

Once again we'd like to say thanks very much for participating in the conference call. We look forward to preparing our proxy material and being out later this year. Thanks for your interest in the combined company.

The conference call of which this is a transcript and the investor presentation referred to therein can be accessed on the internet at http://www.lxp.com. The investor presentation can also be accessed on the internet at http://www.newkirkreit.com.

FORWARD-LOOKING LANGUAGE

This transcript contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Lexington, Newkirk and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the companies, the satisfaction of closing conditions to the transaction, inability to realize or delays in realizing the expected synergies, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company's filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This transcript does not constitute an offer of any securities for sale. In connection with the proposed transaction, Lexington and Newkirk expect to file a joint proxy statement/prospectus as part of a registration statement regarding the proposed merger with the Securities and Exchange Commission.

Investors and security holders are urged to read the joint proxy statement/prospectus of Lexington and Newkirk when it becomes available because it will contain important information about Lexington and Newkirk and the proposed merger. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus, and other documents filed by Lexington and Newkirk with the SEC at the SEC's website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Lexington or Newkirk by directing such request to: Lexington corporate properties trust, One Penn Plaza - Suite 4015, New York, NY 10119, 212-692-7200, Attention: Joseph S. Bonventre, or Newkirk Realty Trust, Inc., 7 Bulfinch Place, Suite 500, Boston, MA 02114-9507, 617-570-4680, Attention: Beverly Bergman.

Investors and security holders are urged to read the proxy statement/prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Lexington, Newkirk and their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Lexington and Newkirk in connection with the merger. Information about Lexington, Newkirk and their respective trustees, directors and executive officers, is set forth in the respective annual proxy statements and Annual Reports on Form 10-K for Lexington and Newkirk, which can be found on the SEC’s website at www.sec.gov. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.